UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

BRP INC.

(Name of Issuer)

Subordinate Voting Shares

(Title of Class of Securities)

05577W200

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13G/A

CUSIP No. 05577W200	Page 2 of 13

1	Names of reporting persons. Beaudier Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	5	Sole voting power 13,407,688
	6	Shared voting power 8,937,848
	7	Sole dispositive power 13,407,688
	8	Shared dispositive power 8,937,848

9	Aggregate amount beneficially owned by each reporting person 22,345,536
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11

  Percent of class represented by amount in Row 9

36.4% The amount in Row 9 represents the number of Multiple Voting Shares of the Issuer that could be deemed to be beneficially owned by the reporting person. Such Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof, and automatically in certain other circumstances. As of November 29, 2021, the date of the most recent publicly available information, the Issuer had 42,954,979 Multiple Voting Shares outstanding and 39,049,636 Subordinate Voting Shares Outstanding. The percentage in this Row 11 assumes all outstanding Multiple Voting Shares that could be deemed to be beneficially owned by the reporting persons are converted into Subordinate Voting Shares for a theoretical total of 61,395,172 outstanding Subordinate Voting Shares.

12	Type of reporting person (see instructions) CO

13G/A

CUSIP No. 05577W200	Page 3 of 13

1	Names of reporting persons. 4338618 Canada Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	5	Sole voting power 8,937,848
	6	Shared voting power 13,407,688
	7	Sole dispositive power 8,937,848
	8	Shared dispositive power 13,407,688

9	Aggregate amount beneficially owned by each reporting person 22,345,536
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11

  Percent of class represented by amount in Row 9

36.4% The amount in Row 9 represents the number of Multiple Voting Shares of the Issuer that could be deemed to be beneficially owned by the reporting person. Such Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof, and automatically in certain other circumstances. As of November 29, 2021, the date of the most recent publicly available information, the Issuer had 42,954,979 Multiple Voting Shares outstanding and 39,049,636 Subordinate Voting Shares Outstanding. The percentage in this Row 11 assumes all outstanding Multiple Voting Shares that could be deemed to be beneficially owned by the reporting persons are converted into Subordinate Voting Shares for a theoretical total of 61,395,172 outstanding Subordinate Voting Shares.

12	Type of reporting person (see instructions) CO

13G/A

CUSIP No. 05577W200	Page 4 of 13

1	Names of reporting persons. Laurent Beaudoin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 22,345,536
	7	Sole dispositive power 0
	8	Shared dispositive power 22,345,536

9	Aggregate amount beneficially owned by each reporting person 22,345,536
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11

  Percent of class represented by amount in Row 9

36.4% The amount in Row 9 represents the number of Multiple Voting Shares of the Issuer that could be deemed to be beneficially owned by the reporting person. Such Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof, and automatically in certain other circumstances. As of November 29, 2021, the date of the most recent publicly available information, the Issuer had 42,954,979 Multiple Voting Shares outstanding and 39,049,636 Subordinate Voting Shares Outstanding. The percentage in this Row 11 assumes all outstanding Multiple Voting Shares that could be deemed to be beneficially owned by the reporting persons are converted into Subordinate Voting Shares for a theoretical total of 61,395,172 outstanding Subordinate Voting Shares.

12	Type of reporting person (see instructions) IN

13G/A

CUSIP No. 05577W200	Page 5 of 13

1	Names of reporting persons. Claire Bombardier Beaudoin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 22,345,536
	7	Sole dispositive power 0
	8	Shared dispositive power 22,345,536

9	Aggregate amount beneficially owned by each reporting person 22,345,536
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11

  Percent of class represented by amount in Row 9

36.4% The amount in Row 9 represents the number of Multiple Voting Shares of the Issuer that could be deemed to be beneficially owned by the reporting person. Such Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof, and automatically in certain other circumstances. As of November 29, 2021, the date of the most recent publicly available information, the Issuer had 42,954,979 Multiple Voting Shares outstanding and 39,049,636 Subordinate Voting Shares Outstanding. The percentage in this Row 11 assumes all outstanding Multiple Voting Shares that could be deemed to be beneficially owned by the reporting persons are converted into Subordinate Voting Shares for a theoretical total of 61,395,172 outstanding Subordinate Voting Shares.

12	Type of reporting person (see instructions) IN

13G/A

CUSIP No. 05577W200	Page 6 of 13

1	Names of reporting persons. J.R. André Bombardier
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 22,345,536
	7	Sole dispositive power 0
	8	Shared dispositive power 22,345,536

9	Aggregate amount beneficially owned by each reporting person 22,345,536
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11

  Percent of class represented by amount in Row 9

36.4% The amount in Row 9 represents the number of Multiple Voting Shares of the Issuer that could be deemed to be beneficially owned by the reporting person. Such Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof, and automatically in certain other circumstances. As of November 29, 2021, the date of the most recent publicly available information, the Issuer had 42,954,979 Multiple Voting Shares outstanding and 39,049,636 Subordinate Voting Shares Outstanding. The percentage in this Row 11 assumes all outstanding Multiple Voting Shares that could be deemed to be beneficially owned by the reporting persons are converted into Subordinate Voting Shares for a theoretical total of 61,395,172 outstanding Subordinate Voting Shares.

12	Type of reporting person (see instructions) IN

13G/A

CUSIP No. 05577W200	Page 7 of 13

1	Names of reporting persons. Huguette Bombardier Fontaine
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 22,345,536
	7	Sole dispositive power 0
	8	Shared dispositive power 22,345,536

9	Aggregate amount beneficially owned by each reporting person 22,345,536
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11

  Percent of class represented by amount in Row 9

36.4% The amount in Row 9 represents the number of Multiple Voting Shares of the Issuer that could be deemed to be beneficially owned by the reporting person. Such Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof, and automatically in certain other circumstances. As of November 29, 2021, the date of the most recent publicly available information, the Issuer had 42,954,979 Multiple Voting Shares outstanding and 39,049,636 Subordinate Voting Shares Outstanding. The percentage in this Row 11 assumes all outstanding Multiple Voting Shares that could be deemed to be beneficially owned by the reporting persons are converted into Subordinate Voting Shares for a theoretical total of 61,395,172 outstanding Subordinate Voting Shares.

12	Type of reporting person (see instructions) IN

13G/A

CUSIP No. 05577W200	Page 8 of 13

1	Names of reporting persons. Janine Bombardier
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Citizenship or place of organization Canada

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 22,345,536
	7	Sole dispositive power 0
	8	Shared dispositive power 22,345,536

9	Aggregate amount beneficially owned by each reporting person 22,345,536
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11

  Percent of class represented by amount in Row 9

36.4% The amount in Row 9 represents the number of Multiple Voting Shares of the Issuer that could be deemed to be beneficially owned by the reporting person. Such Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof, and automatically in certain other circumstances. As of November 29, 2021, the date of the most recent publicly available information, the Issuer had 42,954,979 Multiple Voting Shares outstanding and 39,049,636 Subordinate Voting Shares Outstanding. The percentage in this Row 11 assumes all outstanding Multiple Voting Shares that could be deemed to be beneficially owned by the reporting persons are converted into Subordinate Voting Shares for a theoretical total of 61,395,172 outstanding Subordinate Voting Shares.

12	Type of reporting person (see instructions) IN

13G/A

CUSIP No. 05577W200	Page 9 of 13

Item 1(a)	Name of Issuer:

BRP Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

726 Saint-Joseph Street

Valcourt, Quebec, J0E 2L0

Item 2(a)	Name of Person Filing:

This Schedule 13G/A is being filed jointly by Beaudier Inc., 4338618 Canada Inc., Laurent Beaudoin, Claire Bombardier Beaudoin, J.R. André Bombardier, Huguette Bombardier Fontaine and Janine Bombardier.

Item 2(b)	Address of Principal Business Office, or if none, Residence:

Beaudier Inc.

4300-1000 De La Gauchetière Street West

Montreal, Quebec Canada, H3B 4W5

4338618 Canada Inc.

2840-800 René-Lévesque Blvd. West

Montreal, Quebec, Canada, H3B 1Y8

Laurent Beaudoin

Beaudier Inc.

4300-1000 De La Gauchetière Street West

Montreal, Quebec, Canada, H3B 4W5

Attention : Laurent Beaudoin, President

Claire Bombardier Beaudoin

Beaudier Inc.

4300-1000 De La Gauchetière Street West

Montreal, Quebec, Canada, H3B 4W5

Attention : Claire Bombardier Beaudoin, Vice-president

J.R. André Bombardier

4338618 Canada Inc.

2840-800 René-Lévesque Blvd. West

Montreal, Quebec, Canada, H3B 1Y8

Attention : J.R. André Bombardier, President

Huguette Bombardier Fontaine

Fonds Achbée Inc.

1130-1130 Sherbrooke Street West

Montréal Québec, Canada, H3A 2M8

Attention: Huguette Bombardier Fontaine, President

Janine Bombardier

Jadier Inc.

1603-1115 Sherbrooke Street West

Montréal, Québec, Canada, H3A 1H3

Attention : Janine Bombardier, President

Item 2(c)	Citizenship:

See Item 4 of the cover pages attached hereto for each person filing.

Item 2(d)	Title of Class of Securities :

Subordinate Voting Shares

13G/A

CUSIP No. 05577W200	Page 10 of 13

Item 2(e)	CUSIP Number:

05577W200

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

Item 4	Ownership:

(a)	Amount beneficially owned:

See Item 9 of the cover pages attached hereto for each person filing. For all calculations, the amount in Row 9 represents the number of Multiple Voting Shares of the Issuer that could be deemed to be beneficially owned by the reporting person. Such Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof, and automatically in certain other circumstances. As of November 29, 2021, the date of the most recent publicly available information, the Issuer had 42,954,979 Multiple Voting Shares outstanding and 39,049,636 Subordinate Voting Shares Outstanding.

(b)	Percent of Class:

See Item 11 of the cover pages attached hereto for each person filing. For all calculations, the percentage in Row 11 assumes all outstanding Multiple Voting Shares that could be deemed to be beneficially owned by the reporting persons are converted into Subordinate Voting Shares for a theoretical total of 61,395,172 outstanding Subordinate Voting Shares.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover pages attached hereto for each person filing.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover pages attached hereto for each person filing.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover pages attached hereto for each person filing.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover pages attached hereto for each person filing.

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐ .

13G/A

CUSIP No. 05577W200	Page 11 of 13

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Various individuals beyond the reporting persons identified in this Schedule 13G/A may have the right to receive dividends received by Beaudier Inc. or 4338618 Canada Inc. from the Issuer, or the proceeds from the sale of the Issuer’s securities held by Beaudier Inc. or 4338618 Canada Inc. None of such interests relate to more than 5% of the class of Subordinate Voting Shares of the Issuer.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

See attached Exhibit A.

Item 9	Notice of Dissolution of Group :

Not Applicable

Item 10	Certification:

Not Applicable

13G/A

CUSIP No. 05577W200	Page 12 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2022

BEAUDIER INC.

By: /s/ Laurent Beaudoin
Name: Laurent Beaudoin
Title: President

4338618 CANADA INC.

By: /s/ J.R. André Bombardier
Name: J.R. André Bombardier
Title: President

/s/ Laurent Beaudoin
Laurent Beaudoin

/s/ Claire Bombardier Beaudoin
Claire Bombardier Beaudoin

/s/ J.R. André Bombardier
J.R. André Bombardier

/s/ Huguette Bombardier Fontaine
Huguette Bombardier Fontaine

/s/ Janine Bombardier
Janine Bombardier

13G/A

CUSIP No. 05577W200	Page 13 of 13

Exhibit A

Beaudier Inc.

4338618 Canada Inc.

Laurent Beaudoin

Claire Bombardier Beaudoin

J.R. André Bombardier

Huguette Bombardier Fontaine

Janine Bombardier